FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November, 2004

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

Exhibits

Exhibit 1    Press Release Dated November 18, 2004

Exhibit 2    Material Change Report

NEWS RELEASE - No. 8-04

 November 18, 2004

EXPLORATION DRILLING UPDATE - TARGET I - LOS ZORROS PROPERTY, CHILE

SAMEX has discovered a porphyry copper/gold mineralized intrusive system, through first phase reconnaissance exploration core drilling, within the mostly gravel covered pampa terrain of Target I at the Los Zorros property, Chile.  Thus far, six core drill holes have tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization (see Table I) in each hole.  Drilling was principally along a 500-meter long fence of four inclined holes (P1, P2, P3, P4) which were spaced on an east-west line, systematically testing across the central part of the large copper/gold anomaly defined earlier by trenching.  Two additional inclined holes (P5 and P6) were drilled 200-meters southwest, and 400-meters south of the fence, respectively.

The holes were drilled to depths from 221 to 330 meters at an angle of minus 50 degrees and five holes bottomed in porphyry copper/gold mineralization.  Together, the drill holes reveal that the copper/gold mineralization is hosted in what may be a complex of variably altered quartz diorite porphyry intrusions.  A supergene weathered oxide-copper zone extends essentially from the surface to depths ranging between 20 to 30 meters and overlies a secondary copper-sulfide (chalcocite) zone which extends to +/-80 meters depth.  Below +/-80 meters depth, a primary (protore) copper sulfide zone is comprised of intervals of veins and veinlets and associated disseminated mineralization, which exhibits a high pyrite to chalcopyrite ratio, and is associated with quartz-sericite-pyrite alteration.  These features suggest that the protore mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized areas of the Target I porphyry copper/gold system.

In detail, the protore mineralization is comprised of numerous, spaced, higher grade intervals (see Table II) which reflect steeply dipping, more-strongly veinleted structures, locally with stockwork-like character.  The gold content and its ratio to copper are comparable to those of important porphyry- and replacement-type copper/gold deposits of the Lower Cretaceous geologic belt in the southern Atacama Region, Chile.  The range of copper weighted average values of the oxide and secondary sulfide zones suggests that these zones were enriched by supergene weathering.  Molybdenum occurs consistently in minor quantities (<1 to 922 ppm) and may add a credit to the overall grade in better mineralized parts of the system.

Conclusive interpretations of the geologic features and geochemical results of Target I are not yet complete and work is in progress to advance a deeper understanding of the mineralizing system.  The porphyry system extends over a large area and will be followed up with second-phase drilling after further analysis of first-phase drill results have more clearly defined the influences, controls and direction of the mineralizing source.  Shareholders are encouraged to remember that these early drill results are as important for their geologic information as they are for their geochemical information.  Continued exploration within Target I will focus on searching for other areas of higher grade oxide and secondary sulfide mineralization which are advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M   E   X          M   I   N   I   N   G          C   O   R   P.

TABLE I – Drilling Results

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	5.45	228	222.55	0.163	0.061
including	16.7	37	20.3	0.499	0.051
	14	86	69.3	0.236	0.045
AND incl.	206.5	227	20.5	0.404	0.276

P2	7.5	245.8	238.3	0.144	0.117
including	178	204	26	0.31	0.216

P3	2.1	330	327.9	0.175	0.147
including	2.1	72	69.9	0.29	0.243

P4	6.5	306	299.5	0.163	0.108
including	9.5	86.75	77.25	0.249	0.145
OR incl.	9.5	132	122.5	0.237	0.152

P5	6.3	293.2	286.9	0.035	0.03

P6	7.5	221.5	214	0.083	0.057

TABLE II – Higher Grade Subintervals

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	16.7	19.5	2.8	1.05	0.031
	29.65	35	5.35	1.04	0.082
	79	86	7	0.498	0.02
	211	225	14	0.5	0.363

P2	184	202	18	0.349	0.243

P3	2.1	40	37.9	0.247	0.339
including	2.1	8	7.9	0.411	0.553
	46	50	4	0.302	0.04
	54.95	70	15.05	0.524	0.181
	120	126	6	0.262	0.169
	134	140	6	0.285	0.18
	172	184	12	0.298	0.139
	248.7	253.8	5.1	0.315	0.192
	270.1	274	3.9	0.234	2.11
	301.5	310	8.5	0.248	0.193

P4	34	44	10	0.343	0.164
	62	78	16	0.405	0.199
	120	130	10	0.350	0.27
	192	198	6	0.326	0.199
	216	224	8	0.331	0.195
	289	293	4	0.273	0.194

First phase reconnaissance exploration drilling continues in Targets II and III, and has been expanded to approximately seven thousand meters (from the originally planned five thousand meters).  Updates will follow when those programs are complete and data compilation is finished.  The exploration team will take a drilling break to fully analyze/evaluate/interpret the acquired data/results and prepare for second-phase drilling.  The Los Zorros property covers a large district, approximately 50 square kms, with a highly prospective geologic setting and a long history of near surface gold/silver/copper mining activity.  The Company’s current drill program is exploring in Target areas I, II and III, which are only a portion of the seven target/project areas that have been identified to-date.  The Los Zorros property has strong potential for the discovery of large base and precious metal deposits.

“Robert Kell”

Vice-President Exploration

This News Release has been prepared by Robert Kell, Vice President - Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.   This News Release includes certain "forward looking statements".

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M

301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: samex@telus.net WEB SITE: www.samex.com

November 18, 2004

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

November 18, 2004

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE: Material Change Report

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1.         BC Form 53-901F - Material Change Report; and

2.         Copy of the Company’s News Release No. 8-04 dated November 18, 2004.

Yours truly,

“Brenda L. McLean”

Corporate Secretary

/blm

Encl.

cc:  TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission – filed on SEDAR

      US Securities Commission – filed on EDGAR

This is the form of a material change report required under Section 85(1) of the British Columbia Securities Act and Section 151 of the British Columbia Securities Rules.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Reporting Issuer

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Date of Material Change

November 18, 2004

Press Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on November 18, 2004 and was disseminated through the wire services of Stockwatch, Market News Publishing and Stockhouse News.

Summary of Material Change

Drill results from Target Area I, Los Zorro property, Chile.

Full Description of Material Change

Drill results from Target Area I, Los Zorro property, Chile.  Please refer to attached News Release.

Reliance on Section 85(2) of the Act

This report is not being made on a confidential basis.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 18th day of November, 2004.

“Larry D. McLean”

Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      “Larry D. McLean”

           Vice President, Operations

Dated:  November 18, 2004